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                                  [BIG B LOGO]

                                                                October 30, 1996

Dear Shareholder:

     We are pleased to inform you that on October 27, 1996, Big B, Inc. entered into a merger agreement (the "Merger Agreement") with Revco D.S., Inc. ("Revco") pursuant to which Revco's wholly-owned subsidiary has amended its pending tender offer for all outstanding shares of Big B's common stock to, among other things, increase the offer price to $17.25 in cash per share. This represents a 15% increase over Revco's previous $15 per share offer. The revised tender offer is to be followed by a merger in which the holders of any remaining Big B shares will receive $17.25 in cash per share.

     YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT WITH REVCO AND HAS DETERMINED THAT THE REVISED TENDER OFFER AND THE MERGER, TAKEN TOGETHER, ARE FAIR TO AND IN THE BEST INTERESTS OF BIG B SHAREHOLDERS AND RECOMMENDS THAT BIG B SHAREHOLDERS TENDER THEIR SHARES PURSUANT TO REVCO'S REVISED TENDER OFFER.

     The Merger Agreement represents the culmination of a comprehensive effort by your Board to develop a transaction which would provide maximum benefits to shareholders. In pursuit of the goal, your Board, with the assistance of its financial advisor, The Robinson-Humphrey Company, Inc. ("R-H"), sought to elicit the highest and best proposals to acquire Big B from all credible interested parties and evaluated various alternative transactions.

     In determining to approve the Merger Agreement and the transactions contemplated thereby, your Board gave careful consideration to a number of factors described in the attached Amendment No. 8 to the Schedule 14D-9 that has been filed with the Securities and Exchange Commission. Among other things, your Board considered the opinion of R-H, dated October 27, 1996, that the cash consideration to be received by the holders of Big B common stock (other than Revco and its affiliates) pursuant to the revised tender offer and the merger is, taken as a whole, fair to such holders from a financial point of view.

     The enclosed Amendment No. 8 to the Schedule 14D-9 describes the Board's decision and contains other important information relating to such decision. We urge you to read it carefully.

                                          Very truly yours,

                                          /s/  Anthony J. Bruno

                                          Anthony J. Bruno
                                          Chairman and Chief Executive Officer